EXHIBIT 11.1

META Group, Inc.

EXHIBIT TO QUARTERLY REPORT ON FORM 10-Q

Computation of Net Income Per Common Share

	For the three months ended September 30,		For the nine months ended September 30,
	2002	2001	2002	2001

Loss before cumulative effect of a change in accounting principle	$(20,352)	$(3,662)	$(21,536)	$(4,584)

Cumulative effect of a change in accounting principle	—	—	$(22,206)	—
Net loss	$(20,352)	$(3,662)	$(43,742)	$(4,584)

Average number of common shares outstanding during the period	13,050,000	12,830,000	13,021,000	11,662,000

Amounts per basic and diluted common share:
Loss before cumulative effect of a change in accounting principle	$(1.56)	$(0.29)	$(1.65)	$(0.39
Cumulative effect of a change in accounting principle	—	—	(1.71)	—
Net loss	$(1.56)	$(0.29)	$(3.36)	$(0.39)